ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

February 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	ESGL Holdings Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed February 2, 2024
File No. 333-274586

Dear Mr. Levenberg:

ESGL Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 13, 2024, regarding the Company’s Amendment No. 4 to Registration Statement on Form F-1 (the “Registration Statement”) previously filed with the Commission on February 2, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 5 to the Registration Statement (“Amendment No. 5”) which is being submitted to the Commission concurrently with the submission of this letter.

Amendment No. 4 to Form F-1

Exhibits

Exhibit 5.1, page 1

1.	We note your response to prior comment 1, and that the legality opinion has been revised to remove prior assumptions 5 and 10. However, renumbered assumptions 5 through 7 of Schedule 2 to the legality opinion remain overly broad. As noted in our prior comment, counsel may assume in a legality opinion that representations of officers and employees are correct as to questions of fact, including with regard to these items. It need not rely solely on “public” means to ascertain this information.

Counsel may not assume any of the material facts underlying the opinion or any readily ascertainable facts. See Staff Legal Bulletin No. 19 at Section II.B.3.a. Please obtain and file a revised opinion without those assumptions. In the alternative, provide an explanation as to why each of those assumptions would be appropriate and why counsel was unable to obtain representations of officers, directors, or employees regarding these questions of fact.

RESPONSE: The Company has filed a further updated legal opinion as Exhibit 5.1 to Amendment No. 5 in response to the Staff’s comment.

We thank the Staff in advance for its review of the foregoing and Amendment No. 5. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Quek Leng Chuang
Quek Leng Chuang, Chairman of the Board and Chief Executive Officer